UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: June 28, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer's ID (CNPJ/MF): 02.421.421/0001-11

Corporate Registry (NIRE): 333.0032463-1

NOTICE REGARDING RELATED PARTY TRANSACTION

TIM S.A. ("Company" or “TIM”) (B3: TIMS3; NYSE: TIMB), in compliance with CVM Resolution 80/22, hereby informs its shareholders, the market in general and other interested parties about the execution of the advertising agency services agreement (“Contract” or “Agreement”) with BETC Havas Agência de Publicidade Ltda. (“BETC HAVAS”), on June 17th, 2022.

1.	Parties Involved: TIM S.A. and BETC Havas Agência de Publicidade Ltda.
2.	Relationship with the issuer: BETC Havas Agência de Publicidade Ltda. is a member of the same controlling group.
3.	Reason for the operation: A tender (“RFQ”) was held in January 2022 to hire an agency responsible for providing advertising agency services for TIM S.A.. Within the scope of the RFQ carried out, 3 (three) specialized companies were invited to present their technical proposals and commercial in accordance with the specifications presented by TIM S.A. and BETC HAVAS was the winner.
4.	Object of the transaction: Agreement to provide advertising agency services to TIM S.A.
5.	Main terms and conditions of the transaction:
•	Transaction Date: 06/17/2022.

•        Duration: From 05/01/2022 until 04/30/2024

•        Value Involved (Reais): R$ 59,640,000.00

•	Warranty and insurance: BETC HAVAS and/or its SUBCONTRACTORS shall maintain, during the term of this Agreement, with reputable insurance companies and for always updated amounts the following insurance: Personal Accidents and/or Group Life; General Civil Liability; Professional Civil Liability; Insurance that guarantee and support the risks inherent to the services provided for in the Contract.
•	Termination or rescission: TIM may terminate this Agreement in advance, upon prior notice to BETC HAVAS of at least 30 (thirty) days, and the opposing Party is not entitled to any compensation.
6.	Eventual participation of the shareholders or management of the related counterparty in the decision-making process or the negotiation of the Transaction as representatives of the Company:

TIM Italy shareholders or management did not participate in the negotiation of the Agreement as agents of the issuer.

The decision-making process of the Company was carried out on an independent manner, and was examined and recommended for approval by the Company’s Statutory Audit Committee, and, subsequently, examined and approved by the Company’s Board of Directors.

The corporate approval process of the Agreement strictly followed the applicable Brazilian laws and the relevant provisions of the Company's Bylaws.

7.	Detailed explanation of the reasons for which the issuers’ management considers the transaction was carried out on an arm’s length basis or provided the payment of adequate compensation:

Having competed between three invited companies, the technical proposals presented were evaluated and scored within the informed technical specification. Commercial proposals were also evaluated, as requested in the RFQ, at the unit prices presented. The winner obtained the best score, both technical and commercial.

The Company's Statutory Audit Committee (formed only by independent members) and the Board of Directors therefore approved the transaction, which is in line with the Company's best interests.

Rio de Janeiro, June 28th, 2022.

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: June 28, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer